UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-16577

FLAGSTAR BANCORP, INC.

(Exact name of registrant as specified in its charter)

c/o New York Community Bancorp, Inc.

102 Duffy Avenue

Hicksville, New York 11801

(516) 683-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, New York Community Bancorp, Inc., as successor by merger to Flagstar Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NEW YORK COMMUNITY BANCORP, INC., as successor by merger to FLAGSTAR BANCORP, INC.

Date: December 12, 2022	By:	/s/ R. Patrick Quinn
		Name:	R. Patrick Quinn
		Title:	Senior Executive Vice President, General Counsel & Corporate Secretary